Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial

Results for the First Quarter of 2018

-Teleconference to be Held on Friday, June 15, 2018 at 9:00 am EDT–

BEIJING, June 14, 2018 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2018 ended March 31, 2018.

Highlights

•	Net sales increased 13.3% to RMB76.9 million or US$12.3 million during the first quarter ended March 31, 2018 compared to the same period in 2017;
•	Specialty film sales accounted for 42.8% of total revenues compared to 32.0% for the same period in 2017
•	Gross margins increased to 12.3% compared to gross margin of 5.5% during the same period in 2017

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “While we continue to face headwinds due to oversupply in the marketplace, we are encouraged by continued positive trends in overall sales, sales of specialty films and our gross margin improvement We believe our commitment to innovation and R&D has expanded our end-user applications that will enable the Company to capitalize on these opportunities despite challenging industry and economic conditions.”

First Quarter 2018 Results

Net sales during the first quarter ended March 31, 2018 were RMB76.9 million or US$12.3 million, compared to RMB67.9 million, during the same period in 2017, representing an increase of RMB9.0 million or 13.3%, mainly due to sales price increases.

In the first quarter of 2018, sales of specialty films were RMB32.9 million or US$5.3 million or 42.8% of our total revenues as compared to RMB21.8 million or 32.0% in the same period of 2017. The increase was mainly due to increases in sales volume.

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The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2018		% of Total	Three-Month Period Ended March 31, 2017	% of Total
	RMB	US$		RMB
Stamping and transfer film	30,852	4,918	40.2%	27,071	39.9%
Printing film	5,868	936	7.6%	6,270	9.2%
Metalization film	1,174	187	1.5%	2,618	3.9%
Specialty film	32,947	5,253	42.8%	21,762	32.0%
Base film for other application	6,086	970	7.9%	10,223	15.0%

	76,927	12,264	100.0%	67,944	100.0%

Overseas sales were RMB11.0 million or US$1.8 million, or 14.3% of total revenues, compared with RMB13.2 million or 19.4% of total revenues in the first quarter of 2017, representing a decrease of RMB2.2 million or 16.7%. While a decrease in sales volume caused a decrease of RMB2.9 million, this was offset by an increase of RMB0.7 million caused by the increase of sales price.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2018		% of Total	Three-Month Period Ended March 31, 2017	% of Total
	RMB	US$		RMB
Sales in China	65,928	10,510	85.7%	54,730	80.6%
Sales in other countries	10,999	1,754	14.3%	13,214	19.4%

	76,927	12,264	100.0%	67,944	100.0%

Our gross profit was RMB9.5 million or US$1.5 million for the first quarter ended March 31, 2018, representing a gross margin of 12.3%, as compared to a gross margin of 5.5% for the same period in 2017. Correspondingly, gross margin increased by 6.8 percentage points compared to the same period in 2017. Our average cost of goods sold increased by 5.1% compared to the same period in 2017 due to the price increase of main raw materials while our average product sales prices increased by 13.0% compared to the same period in 2017. Consequently, the increase in average product sales prices was significantly higher than that in the average cost of goods sold during the first quarter ended March 31, 2018, which contributed to the increase in our gross margin compared with the same period in 2017.

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Operating expenses for the first quarter ended March 31, 2018 were RMB15.8 million or US$2.5 million, which was RMB2.0 million, or 8.0% higher than the same period in 2017. This increase was mainly due to the increased allowance for doubtful accounts receivable and increased expense in R&D.

Net loss attributable to the Company during the first quarter ended March 31, 2018 was RMB8.2 million or US$1.3 million compared to net loss attributable to the Company of RMB12.2 million during the same period in 2017.

Basic and diluted net loss per share was RMB2.51 or US$0.40 and RMB3.72 for the three-month period ended March 31, 2018 and 2017, respectively.

Total shareholders’ equity was RMB210.8 million or US$33.6 million as of March 31, 2018, compared with RMB221.0 million as of December 31, 2017.

As of March 31, 2018, the Company had 3,265,837 basic and diluted ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, June 15, 2018, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 33501. The replay will be available until July 15, 2018, at 9:00 a.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

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Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include; significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company's products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company's financial performance, uncertainty as to the future profitability, uncertainty as to the Company's ability to successfully operate its third BOPET production line, uncertainty as to the Company's ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company's business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Officer
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	March 31, 2018		December 31, 2017
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		8,335	1,329	12,963
Restricted cash		5,000	797	56,501
Accounts and bills receivable, net	3	24,144	3,849	20,123
Inventories	4	22,810	3,636	24,578
Advance to suppliers		5,160	823	3,898
Prepayments and other receivables		1,140	182	1,404
Deferred tax assets - current		1,476	235	1,288
Total current assets		68,065	10,851	120,755

Plant, properties and equipment, net	5	359,976	57,389	371,058
Construction in progress	6	480	77	366
Lease prepayments, net	7	16,696	2,662	16,830
Advance to suppliers - long term, net		1,570	250	1,570
Deferred tax assets - non current		6,866	1,095	6,901

Total assets		453,653	72,324	517,480

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	50,000	7,971	50,000
Long-term loan, current portion	8	-	-	-
Due to related parties	9	156,078	24,883	151,074
Accounts payables		20,581	3,281	17,470
Notes payable	10	5,000	797	67,900
Advance from customers		2,003	319	1,976
Accrued expenses and other payables		6,508	1,038	5,268
Total current liabilities		240,170	38,289	293,688

Deferred tax liabilities		2,704	431	2,763

Total liabilities		242,874	38,720	296,451

Equity
Shareholders’ equity
Registered capital(of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	2,124	13,323
Additional paid-in capital		311,907	49,725	311,907
Statutory reserve		37,441	5,969	37,441
Accumulated deficit		(152,717)	(24,347)	(144,508)
Cumulative translation adjustment		825	133	2,866
Total shareholders’ equity		210,779	33,604	221,029
Total equity		210,779	33,604	221,029
Total liabilities and equity		453,653	72,324	517,480

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended March 31,
	Notes	2018		2017
		RMB	US$	RMB
Net sales		76,927	12,264	67,944
Cost of sales		67,436	10,751	64,187

Gross Profit		9,491	1,513	3,757

Operating expenses
Selling expenses		2,970	473	3,506
Administrative expenses		12,876	2,053	10,266
Total operating expenses		15,846	2,526	13,772

Operating loss		(6,355)	(1,013)	(10,015)

Other income (expense)
- Interest income		374	60	286
- Interest expense		(2,201)	(351)	(2,446)
- Others (expense) income, net		(237)	(38)	(47)

Total other expense		(2,064)	(329)	(2,207)

Loss before provision for income taxes		(8,419)	(1,342)	(12,222)

Income tax benefit	11	210	33	65

Net loss		(8,209)	(1,309)	(12,157)

Net loss attributable to non-controlling interests		-	-	-
Net loss attributable to the Company		(8,209)	(1,309)	(12,157)

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest		-	-	-
- Foreign currency translation adjustments attributable to the Company		(2,041)	(325)	276

Comprehensive loss attributable to non-controlling interest		-	-	-
Comprehensive loss attributable to the Company		(10,250)	(1,634)	(11,881)

Loss per share, Basic and diluted	12	(2.51)	(0.40)	(3.72)
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND 2017

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2018		2017
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(8,209)	(1,309)	(12,157)
Adjustments to reconcile net loss to net cash
used in operating activities
- Depreciation of property, plant and equipment	11,155	1,778	10,981
- Amortization of intangible assets	134	21	131
- Deferred income taxes	(212)	(34)	(65)
- Bad debt expense	1,251	199	287
-Inventory provision	-	-	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(5,273)	(841)	4,906
- Inventories	1,768	282	227
- Advance to suppliers	(1,261)	(201)	(4,683)
- Prepaid expenses and other current assets	89	14	47
- Accounts payable	3,111	495	(2,110)
- Accrued expenses and other payables	(71)	(11)	97
- Advance from customers	27	4	(945)
- Tax payable	1,516	242	3,361

Net cash provided by operating activities	4,025	639	77

Cash flow from investing activities
Purchases of property, plant and equipment	(74)	(12)	(14)
Restricted cash related to trade finance	51,501	8,210	27,921
Advanced to suppliers - non current	-	-	1,329
Amount change in construction in progress	(114)	(18)	-

Net cash provided by investing activities	51,313	8,180	29,236

Cash flow from financing activities
Proceeds from related party	5,004	798	4,393
Payment of capital lease obligation	-	-	-
Change in notes payable	(62,900)	(10,028)	(25,388)

Net cash used in financing activities	(57,896)	(9,230)	(20,995)

Effect of foreign exchange rate changes	(2,070)	(252)	267

Net decrease in cash and cash equivalent	(4,628)	(663)	8,585

Cash and cash equivalent
At beginning of period/year	12,963	1,992	13,343
At end of period/year	8,335	1,329	21,928

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,201	351	2,446
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,257	200	1,231

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